UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

12 November 2025

Q3 2025 Pillar 3

NatWest Group plc today announces the publication of the Q3 2025 Pillar 3 documents for the following large subsidiaries –

NatWest Holdings Limited
NatWest Markets Plc
National Westminster Bank Plc
The Royal Bank of Scotland plc
Coutts & Company

The Q3 2025 Pillar 3 documents are available on the NatWest Group plc website at
https://investors.natwestgroup.com/reports-archive

For further information, contact

NatWest Group Investor Relations
Investor.relations@natwest.com
+44 207 672 1758

NatWest Group Press Office
+44 131 523 4205

LEI:
2138005O9XJIJN4JPN90 - NatWest Group plc
213800GDQMMREYFLQ454 - NatWest Holdings Limited
RR3QWICWWIPCS8A4S074 - NatWest Markets Plc
213800IBT39XQ9C4CP71 – National Westminster Bank Plc
549300WHU4EIHRP28H10 - The Royal Bank of Scotland plc
549300OLXJ4Y010LOT34 - Coutts & Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	12 November 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary

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